UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (RULE 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

COMMUNITY BANCORP INC.

(Name of Issuer)

Common Stock, Par Value $0.625 per share

(Title of Class of Securities)

20342P109

(CUSIP Number)

Jared M. Wolff

Executive Vice President, General Counsel and Secretary

First Community Bancorp

6110 El Tordo

P.O. Box 2388

Rancho Santa Fe, California 92067

Telephone: (310) 458-1531

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20342P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FIRST COMMUNITY BANCORP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 982,113**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 982,113**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.26%**

14.	Type of Reporting Person (See Instructions) CO, HC

*                                         See Item 4.

**                                  Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Shareholder Agreements described in Items 3, 4, 5 and 6 hereof.  Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

This Statement (the “Statement”) relates to the common stock, $0.625 par value per share, of Community Bancorp Inc. (the “Company”), a corporation organized under the laws of the State of Delaware. The Company’s principal executive offices are located at 900 Canterbury Place, Suite 300, Escondido, CA 92025.

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by First Community Bancorp, a California corporation (“FCB”). The principal business of FCB is operating as a bank holding company. The address of FCB’s principal business and principal office is First Community Bancorp, 6110 El Tordo, P.O. Box 2388, Rancho Santa Fe, California 92067.

For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of FCB, Exhibit A, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

FCB may be deemed to be controlled for the purposes of Schedule 13D by the following entities and individuals: Castle Creek Capital Partners Fund I, LP, a Delaware limited partnership (“Fund I”); Castle Creek Capital Partners Fund IIa, LP, a Delaware limited partnership (“Fund IIa”); Castle Creek Capital Partners Fund IIb, LP, a Delaware limited partnership (“Fund IIb” and, together with Fund I and Fund IIa, the “Funds”); Castle Creek Capital LLC, a Delaware limited liability company and the sole general partner of the Funds (the “General Partner”); Eggemeyer Advisory Corp., a Delaware corporation and a controlling member of the General Partner (“EAC”); John M. Eggemeyer III, a California resident and the sole shareholder and president of EAC and the president of the General Partner (“Eggemeyer”); WJR Corp., a Delaware corporation and controlling member of the General Partner (“WJR” and , together with the Funds, the General Partner and EAC, the “Castle Creek Entities”); and William J. Ruh, a California resident and the sole shareholder and president of WJR and the executive vice president of the General Partner (“Ruh”). Each of Eggemeyer and Ruh is a citizen of the United States. The business address for each of Eggemeyer, Ruh and the Castle Creek Entities is 6051 El Tordo, Rancho Santa Fe, California 92067. The principal business of the Castle Creek Entities is investment. Eggemeyer, Ruh and the Castle Creek Entities each disclaim control of FCB.

(d)-(e) Neither FCB nor, to the knowledge of FCB, any of the individuals listed on Exhibit A, Ruh or any of the Castle Creek Entities has, during the past five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mark N. Baker, Gary W. Deems, Alan L. Douglas, G. Bruce Dunn, Robert H.S. Kirkpatrick, Philip D. Oberhansley, Thomas A. Page, Michael J. Perdue, Corey A. Seale, Thomas E. Swanson, M. Faye Wilson, Gary M. Youmans (together, the “Shareholders”) and FCB entered into Shareholder Agreements, each dated as of May 15, 2006 (described in Item 4 of this Schedule 13D and a form of which is attached hereto as Exhibit B) (the “Shareholder Agreements”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by FCB pursuant to the Shareholder Agreements, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

(a)-(j) The purpose of FCB’s entering into the Shareholder Agreements covering the Shares to which this Statement relates is to induce FCB to enter into and facilitate the adoption by the shareholders of the Company of the Agreement and Plan of Merger by and between FCB and the Company, dated as of May 15, 2006, incorporated by reference herein as Exhibit C (the “Merger Agreement”), pursuant to which the Company will be merged with and into FCB (the “Merger”). Subsequent to the Merger, Community National Bank, a wholly owned subsidiary of the Company will merge with and into First National Bank, a wholly owned subsidiary of FCB. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.

Pursuant to Instructions for Cover Page (2) to this Schedule 13D, the following is a description of the relationship among FCB and the Shareholders under the Shareholder Agreements, but is not an affirmation by FCB of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, FCB disclaims beneficial ownership of the Shares.

As an inducement for FCB to enter into the Merger Agreement and in consideration thereof, each of the Shareholders entered into the Shareholder Agreements with FCB. Pursuant to the Shareholder Agreements, each of the Shareholders has agreed, among other things, to vote or to cause to be voted all of the Shares of such Shareholder that are subject thereto (i) in favor of the adoption of the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except with the prior written consent of FCB, against the following actions (other than the Merger):  (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Company; (B) any sale, lease, transfer or disposition of a material amount of the assets of the Company; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company; (E) any amendment of the Company’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of the Company; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to FCB of the Merger and the transactions contemplated by the Merger Agreement. Further, each Shareholder has agreed not to enter into any agreement, arrangement or understanding with any person prior to the Termination Date (as defined in the Shareholder Agreement) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

Under the Shareholder Agreements, each of the Shareholders also has agreed not to (i) sell, transfer, convey, assign or otherwise dispose of any of his or her Shares without the prior written consent of FCB, other than Shares sold or surrendered to pay the exercise price of any Company Options or to satisfy the Company’s withholding obligations with respect to any taxes resulting from such exercise, or (ii) pledge, mortgage or otherwise encumber such Shares.

In addition, each Shareholder has agreed not to (directly or indirectly) initiate, solicit, encourage or facilitate any Acquisition Proposal (as defined in the Merger Agreement) from any person.

The Shareholder Agreements will terminate upon the consummation of the Merger, except that if the Merger is not consummated, the obligations of the Shareholder thereunder will terminate upon the termination of the Merger Agreement in accordance with its terms.

The transactions contemplated by the Merger Agreement are summarized as follows:

Under the terms and subject to the conditions of the Merger Agreement, which has been approved by the Board of Directors of each of FCB and the Company, at the effective time of the Merger, FCB will acquire all of the outstanding common stock and options of the Company for approximately $277 million in consideration (based on the closing price of FCB common stock on May 12, 2006, the last trading day prior to the execution of the definitive agreement) consisting of FCB common stock for the outstanding common stock of the Company and cash for the Company stock options. The transaction is intended to qualify as a tax-free transaction under Section 368(a) of the Internal Revenue Code, as amended.

The Merger Agreement provides for a fixed exchange ratio of 0.735 of a share of FCB common stock for each Company share, provided that the average closing price of FCB’s common stock remains within a collar over a 15 trading day measurement period prior to the closing of the transaction. If such average price is outside the collar, and if the change in such price is disproportionate to an agreed upon banking index, the Merger Agreement may be terminated, in the case of a significant increase, by FCB unless the exchange ratio is adjusted by the Company, and may be terminated, in the case of a significant decline, by the Company unless the exchange ratio is adjusted by FCB.

Consummation of the Merger is subject to customary conditions, including among other things (i) approval of the Merger by the Company’s shareholders and, if necessary, FCB’s shareholders, (ii) approval of an amendment to FCB’s bylaws to increase the size of the board of directors to accommodate the appointment to FCB’s board of directors of Gary Deems, chairman of the Company, and Mark Baker, a director of the Company and (iii) approval of regulatory authorities. In addition, the Merger Agreement contains certain termination rights for both the Company and FCB and provides that, in the event the Merger Agreement is terminated under certain circumstances, as more fully described therein, the Company will be required to pay a termination fee equal to $9.1 million.

Furthermore, pursuant to the terms of the Merger Agreement, the directors of the Surviving Corporation (FCB) shall be the directors of FCB immediately prior to the effective time of the Merger and two directors from the Company, Gary Deems and Mark Baker, each to hold office until such time as their successors are duly elected and qualified. The officers of the Surviving Corporation shall be the officers of FCB. Michael Perdue, president and chief executive officer of the Company, will become president and chief executive officer of First National Bank, while Robert Borgman, president and chief executive officer of First National Bank, will become chairman of First National Bank, each to hold office in accordance with the Articles of Association and Bylaws of First National Bank.

The foregoing descriptions of the transactions contemplated by the Shareholder Agreements and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.

Except as set forth in this Statement, the Shareholder Agreements and the Merger Agreement, neither FCB nor, to the knowledge of FCB, any of the persons listed on Exhibit A, Ruh or any of the Castle Creek Entities has any present plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)          As a result of the Shareholder Agreements, FCB may be deemed to have beneficial ownership of an aggregate of 982,113 shares of the Company’s common stock, which constitutes, based on information provided by the Company and set forth in the Merger Agreement, approximately 16.26% of the outstanding common stock of the Company as of May 15, 2006.

Of this amount, Mark N. Baker owns 81,998 shares of the Company’s common stock, representing 1.36% of the outstanding common stock of the Company as of May 15, 2006.

Gary W. Deems owns 111,917 shares of the Company’s common stock, representing 1.85% of the outstanding common stock of the Company as of May 15, 2006.

Alan L. Douglas owns 29,375 shares of the Company’s common stock, representing 0.49% of the outstanding common stock of the Company as of May 15, 2006.

G. Bruce Dunn owns 175,383 shares of the Company’s common stock, representing 2.90% of the outstanding common stock of the Company as of May 15, 2006.

Robert H.S. Kirkpatrick owns 25,372 shares of the Company’s common stock, representing 0.42% of the outstanding common stock of the Company as of May 15, 2006.

Philip D. Oberhansley owns 1,434 shares of the Company’s common stock, representing 0.02% of the outstanding common stock of the Company as of May 15, 2006.

Thomas A. Page owns 63,965 shares of the Company’s common stock, representing 1.06% of the outstanding common stock of the Company as of May 15, 2006.

Michael J. Perdue owns 86,460 shares of the Company’s common stock, representing 1.43% of the outstanding common stock of the Company as of May 15, 2006.

Corey A. Seale owns 48,623 shares of the Company’s common stock, representing 0.81% of the outstanding common stock of the Company as of May 15, 2006.

Thomas E. Swanson owns 234,036 shares of the Company’s common stock, representing 3.88% of the outstanding common stock of the Company as of May 15, 2006.

M. Faye Wilson owns 11,110 shares of the Company’s common stock, representing 0.18% of the outstanding common stock of the Company as of May 15, 2006.

Gary M. Youmans owns 112,440 shares of the Company’s common stock, representing 1.86% of the outstanding common stock of the Company as of May 15, 2006.

None of the entities or individuals named in Item 2 herein has sole or shared dispositive power over the Shares subject to the Shareholder Agreements and each disclaims any beneficial ownership of the Shares subject to the Shareholder Agreements.

Other than as provided in the first sentence of the first paragraph of this Item 5, neither FCB nor, to the knowledge of FCB, any of the persons listed on Exhibit A hereto, Ruh or any of the Castle Creek Entities owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.

Pursuant to the Shareholder Agreements, FCB may be deemed to have shared power to vote (i) 81,998 shares with Mark N. Baker, (ii) 111,917 shares with Gary W. Deems, (iii) 29,375 shares with Alan L. Douglas, (iv) 175,383 shares with G. Bruce Dunn, (v) 25,372 shares with Robert H.S. Kirkpatrick, (vi) 1,434 shares with Philip D. Oberhansley, (vii) 63,965 shares with Thomas A. Page, (viii) 86,460 shares with Michael J. Perdue, (ix) 48,623 shares with Corey A. Seale, (x) 234,036 shares with Thomas E. Swanson, (xi) 11,110 shares with M. Faye Wilson, (xii) 112,440 shares with Gary M. Youmans. FCB, however, (i) is not entitled to any rights as a stockholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.

For information required by Item 2 relating to the Shareholders, Exhibit D, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. While FCB has no reason to believe that such information was not reliable as of its date, FCB only accepts responsibility for accurately reproducing such information and accepts no further or other responsibility for such information. In addition, FCB makes no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Statement shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Shareholders, which may affect the accuracy or completeness of such information.

(b)         Except with respect to the transactions contemplated by the Shareholder Agreements, the Merger Agreement and as set forth in this Statement, neither FCB nor, to the knowledge of FCB, any of the persons listed on Exhibit A, Ruh or any of the Castle Creek Entities has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Shareholder Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

(c)          Except as set forth in this Item 5, no other person is known by FCB to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company’s common stock that may be deemed to be beneficially owned by FCB.

(d)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of Transaction” for descriptions of the Shareholder Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed or incorporated by reference hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:

Directors and Executive Officers of FCB.

Exhibit B:

Form of Shareholder Agreement, dated as of May 15, 2006, between FCB and the Shareholders.

Exhibit C:

Agreement and Plan of Merger, dated as of May 15, 2006, by and between FCB and the Company (Exhibit 2.1 to the Company’s Form 8-K filed on May 19, 2006 and incorporated herein by this reference).

Exhibit D:

Certain Information Regarding the Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 25, 2006

FIRST COMMUNITY BANCORP

By:	/s/ Jared M. Wolff
	Name:	Jared M. Wolff
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit A:

Directors and Executive Officers of FCB.

Exhibit B:
Form of Shareholder Agreement, dated as of May 15, 2006, between FCB and the Shareholders.

Exhibit C:
Agreement and Plan of Merger, dated as of May 15, 2006, by and between FCB and the Company (Exhibit 2.1 to the Company’s Form 8-K filed on May 19, 2006 and incorporated herein by this reference).

Exhibit D:

Certain Information Regarding the Shareholders.

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF FCB

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of FCB. Unless otherwise indicated, the business address of each such person is First Community Bancorp, 6110 El Tordo, P.O. Box 2388, Rancho Santa Fe, California 92067. All of the natural persons listed below are citizens of the United States.

DIRECTORS OF FIRST COMMUNITY BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

John M. Eggemeyer	Chairman of the Board of FCB; Chief Executive Officer of Castle Creek Capital LLC and Castle Creek Financial LLC

Matthew P. Wagner	President and Chief Executive Officer of FCB

Stephen M. Dunn	Real estate development, brokerage and consulting and property management; President, Romar Company

Barry C. Fitzpatrick	Attorney; Partner, Newnham, Fitzpatrick, Weston & Brennan, LLP

George E. Langley	Retired; Former President and Chief Executive Officer of Foothill Independent Bancorp

Susan E. Lester	Private investor

Timothy B. Matz	Attorney; Partner, Elias, Matz, Tiernan & Herrick

Arnold W. Messer	President and Chief Operating Officer of Phoenix Pictures

Daniel B. Platt	President of Del Mar Financial

Robert A. Stine	President and Chief Executive Officer of Tejon Ranch

David S. Williams	Chairman of Williams Mechanical, Inc.

EXECUTIVE OFFICERS OF FCB	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Matthew P. Wagner	President and Chief Executive Officer of FCB

Christopher D. Blake	President of the Eastern Region – Pacific Western National Bank

Robert M. Borgman	President and Chief Executive Officer – First National Bank

Casey J. Cecala III	President of the Inland Empire Region – Pacific Western

Mark A. Christian	Executive Vice President and Manager of Operations and Systems of FCB

Robert G. Dyck	Executive Vice President and Chief Credit Officer of FCB

William A. Hanna	President of the LA Region – Pacific Western National Bank

Lynn M. Hopkins	Executive Vice President of FCB; Chief Financial Officer – Pacific Western National Bank and First National Bank

William T. Powers	President of the Desert Region – Pacific Western National Bank

Victor R. Santoro	Executive Vice President and Chief Financial Officer of FCB

Michael L. Thompson	Executive Vice President – Human Resources of FCB

Jared M. Wolff	Executive Vice President, General Counsel and Secretary of FCB

EXHIBIT B

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (this “Shareholder Agreement”) is made and entered into as of May 15, 2006 by and between First Community Bancorp, a California corporation (“Acquiror”), and the signatory hereto (the “Shareholder”). Capitalized terms used and not defined herein have the same meaning as in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and between Acquiror and Community Bancorp Inc., a Delaware corporation (the “Company”).

WHEREAS, pursuant to the Merger Agreement, the Company will be merged with and into Acquiror (the “Merger”), with the result that Acquiror shall be the surviving corporation in the Merger, and the Company Bank will be merged with and into one of the bank subsidiaries of Acquiror, and each share of Company Common Stock will be converted into shares of Acquiror Common Stock in accordance with the terms thereof; and

WHEREAS, as a condition to entering into the Merger Agreement, Acquiror has required that the Shareholder, solely in the Shareholder’s capacity as a holder of Company Common Stock, enter into, and the Shareholder has agreed to enter into, this Shareholder Agreement.

NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.                                       Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Acquiror as follows:

(a)                                  Authority; Binding Obligation. The Shareholder has all necessary power and authority to enter into this Shareholder Agreement and perform all of the Shareholder’s obligations hereunder. This Shareholder Agreement has been duly and validly executed and delivered by the Shareholder (and the Shareholder’s spouse, if the Shares (as defined below) constitute community property under applicable law) and constitutes a valid and legally binding obligation of the Shareholder and such spouse, enforceable against the Shareholder and such spouse, as the case may be, in accordance with its terms.

(b)                                 Ownership of Shares. The Shareholder is the beneficial owner or record holder of the number of shares of Company Common Stock listed under the Shareholder’s name on the signature page hereto (the “Existing Shares” and, together with any shares of Company Common Stock the record or beneficial ownership of which is acquired by the Shareholder after the date hereof, the “Shares”) and, as of the date hereof, the Existing Shares constitute all the shares of Company Common Stock owned of record or beneficially by the Shareholder. With respect to the Existing Shares, the Shareholder has sole voting power and sole power to issue instructions with respect to or otherwise engage in the actions set forth in Section 2 hereof, sole power of disposition and sole power to demand appraisal rights, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Shareholder Agreement.

(c)                                  No Conflicts. Neither the execution, delivery and performance of this Shareholder Agreement nor the consummation of the transactions contemplated hereby will conflict with or constitute a violation of or a default under (with or without notice, lapse of time, or both) any contract, agreement, voting agreement, shareholders’ agreement, trust agreement, voting trust, proxy, power of attorney, pooling arrangement, note, mortgage, indenture, instrument, arrangement or other obligation or restriction of any kind to which the Shareholder is a party or which the Shareholder or the Shareholder’s Shares are subject to or bound.

2.                                       Voting Agreement and Agreement Not to Transfer.

(a)                                  The Shareholder hereby agrees to vote or caused to be voted all of the Shareholder’s Shares (i) in favor of the adoption of the Merger Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except with the prior written consent of Acquiror, against the following actions (other than the Merger):  (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving the Company; (B) any sale, lease, transfer or disposition of a material amount of the assets of the Company; (C) any change in the majority of the board of directors of the Company; (D) any material change in the present capitalization of the Company; (E) any amendment of the Company’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of the Company; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Acquiror of the Merger and the transactions contemplated by the Merger Agreement. The Shareholder shall not enter into any agreement, arrangement or understanding with any Person prior to the Termination Date (as defined below) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

(b)                                 The Shareholder hereby agrees not to (i) sell, transfer, convey, assign or otherwise dispose of any of his or her Shares without the prior written consent of Acquiror, other than Shares sold or surrendered to pay the exercise price of any Company Stock Options or to satisfy the Company’s withholding obligations with respect to any taxes resulting from such exercise, or (ii) pledge, mortgage or otherwise encumber such Shares. Any permitted transferee of the Shareholder’s Shares must become a party to this Shareholder Agreement and any purported transfer of the Shareholder’s Shares to a Person that does not become a party hereto shall be null and void ab initio.

3.                                       Cooperation. The Shareholder agrees that he or she will not (directly or indirectly) initiate, solicit, encourage or facilitate any Acquisition Proposal (as defined in the Merger Agreement) from any Person.

4.                                       Shareholder Capacity. The Shareholder is entering this Shareholder Agreement in his or her capacity as the record or beneficial owner of the Shares, and not in his or her capacity as a director or officer of the Company. Nothing in this Shareholder Agreement shall be deemed in any manner to limit the discretion of any Shareholder to take any action, or fail to take any action, in his or her capacity as a director or officer of the Company that (i) is permitted under the terms of the Merger Agreement, or (ii) may be required of the Shareholder under applicable law.

5.                                       Termination. The obligations of the Shareholder hereunder shall terminate upon the consummation of the Merger, except that if the Merger is not consummated, the obligations of the Shareholder hereunder shall terminate upon the termination of the Merger Agreement in accordance with its terms; provided, however, that if, in the event of such termination, the Company is required to pay Acquiror the Termination Fee pursuant to Section 8.03(a), Section 8.04(b) or Section 8.04(d) of the Merger Agreement, those obligations set forth in Sections 2(a)(ii), 2(a)(iii)(G) and the last sentence of 2(a) shall survive until the Termination Fee is paid to Acquiror. The “Termination Date” for any particular provision hereunder shall be the date of termination of the Shareholder’s obligations under such provision.

6.                                       Specific Performance. The Shareholder acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of its obligations under this Shareholder Agreement and that the remedy at law for any breach, or threatened breach, would likely be inadequate and, accordingly, agrees that Acquiror shall, in addition to any other rights or remedies which it may have at law or in equity, be entitled to seek such equitable and injunctive relief as may be available from any court of competent jurisdiction to restrain the Shareholder from violating any of its obligations under this Shareholder Agreement. In connection with any action or proceeding for such equitable or injunctive relief, the Shareholder hereby waives any claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by law, to have the obligations of the Shareholder under this Shareholder Agreement specifically enforced against him, without the necessity of posting bond or other security, and consents to the entry of equitable or injunctive relief against the Shareholder enjoining or restraining any breach or threatened breach of this Shareholder Agreement.

7.                                       Miscellaneous.

(a)                                  Definitional Matters.

(i)                                     Unless the context otherwise requires, “Person” shall mean an individual, bank, corporation (including not-for-profit), joint stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization or other entity of any kind or nature.

(ii)                                  For purposes of this Agreement, beneficial ownership shall be determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(iii)                               All capitalized terms used but not defined in this Shareholder Agreement shall have the respective meanings that the Merger Agreement ascribes to such terms.

(iv)                              The section and paragraph captions herein are for convenience of reference only, do not constitute part of this Shareholder Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)                                 Entire Agreement. This Shareholder Agreement constitutes the entire agreement of the parties hereto with reference to the transactions contemplated hereby and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties or their respective representatives, agents or attorneys, with respect to the subject matter hereof.

(c)                                  Parties in Interest. This Shareholder Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, estate, heirs, executors, administrators and other legal representatives, as the case may be. Nothing in this Shareholder Agreement, express or implied, is intended to confer upon any other Person, other than parties hereto or their respective successors, assigns, estate, heirs, executors, administrators and other legal representatives, as the case may be, any rights, remedies, obligations or liabilities under or by reason of this Shareholder Agreement.

(d)                                 Assignment. This Shareholder Agreement shall not be assignable by law or otherwise without the prior written consent of the other party hereto; provided, however, that Acquiror may assign any of its rights and obligations hereunder to any of its affiliates or to any other entity which may acquire all or substantially all of the assets, shares or business of Acquiror or any of its subsidiaries or any entity with or into which Acquiror or any of its subsidiaries may be consolidated or merged.

(e)                                  Modifications; Waivers. This Shareholder Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach of the same or similar nature.

(f)                                    Severability. Any term or provision of this Shareholder Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity and unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Shareholder Agreement in any other jurisdiction. If any provision of this Shareholder Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(g)                                 Governing Law. This Shareholder Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof.

(h)                                 Jurisdiction and Venue. Any legal action or proceeding with respect to this Shareholder Agreement shall be brought solely in the courts of the State of California in the County of Los Angeles or of the United States of America for the Central District of California and, by execution and delivery of this Agreement, each of the Shareholder and Acquiror hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of and venue in the aforesaid courts, notwithstanding any objections it may otherwise have. Each of the Shareholder and Acquiror irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of notice as provided in Section 7(l) below, such service to become effective thirty (30) days after such delivery.

(i)                                     Waiver of Trial by Jury. Each party acknowledges and agrees that any controversy which may arise under this Shareholder Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Shareholder Agreement, or the transactions contemplated by this Shareholder Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of the other party has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily and (iv) each party has been induced to enter into this Shareholder Agreement by, among other things, the mutual waivers and certifications in this Section 7(i).

(j)                                     Attorney’s Fees. The prevailing party in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding (“Proceeding”) relating to the enforcement or interpretation of this Shareholder Agreement may recover from the unsuccessful party all fees and disbursements of counsel (including expert witness and other consultants’ fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding results in a judgment) and (b) any post-judgment or post-award Proceeding including, without limitation, one to enforce or collect any judgment or award resulting from any Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, fees and disbursements of counsel.

(k)                                  Counterparts. This Shareholder Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

(l)                                     Notices. All notices, requests, instructions and other communications to be given hereunder by any party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail, postage prepaid (return receipt requested), to such party at its address set forth below or such other address as such party may specify to the other party by notice provided in accordance with this Section 7(l).

If to Acquiror, to:

First Community Bancorp

120 Wilshire Boulevard

Santa Monica, California 90401

Telephone: (310) 458-1531

Facsimile:  (310) 451-4555

Attention: Jared Wolff, General Counsel

with a copy to:

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, CA 90067

Telephone: (310) 716-6600

Facsimile:  (310) 712-8800

Attention: Patrick S. Brown

If to the Shareholder, to the address noted on the signature page hereto.

(m)                               Advice of Counsel. SHAREHOLDER ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SHAREHOLDER HAS HAD THE OPPOERTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Agreement as of the date first above written.

FIRST COMMUNITY BANCORP

By:
Name:	Matthew P. Wagner
Title:	President and Chief Executive
Officer

SHAREHOLDER:

Name:
Number of Shares:
Number of Stock Options:

Address for Notices:

SHAREHOLDER’S SPOUSE:

Name:

EXHIBIT D

CERTAIN INFORMATION REGARDING THE SHAREHOLDERS

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the Shareholders with whom FCB shares voting power over the Shares pursuant to the Shareholder Agreements. Unless otherwise indicated, the business address of each Shareholder is c/o Community Bancorp Inc., 900 Canterbury Place, Suite 300, Escondido, CA 92025. All of the natural persons listed below are citizens of the United States.

SHAREHOLDER	PRESENT PRINCIPAL OCCUPATION OR PRINCIPAL BUSINESS

Mark N. Baker	Director, Vice Chairman of the Board
Gary W. Deems	Chairman of the Board
Alan L. Douglas	Director
G. Bruce Dunn	Director
Robert H.S. Kirkpatrick	Director
Philip D. Oberhansley	Director
Thomas A. Page	Director
Michael J. Perdue	President, Chief Executive Officer and Director
Corey A. Seale	Director
Thomas E. Swanson	Director
M. Faye Wilson	Director
Gary M. Youmans	Executive Vice President / Director

To the best of FCB’s knowledge, none of the Shareholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.